Exhibit 21

LIST OF SUBSIDIARIES

1.	Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd. (“Skystar Cayman”) was incorporated under the laws of the Cayman Islands, and is the wholly owned subsidiary of the Company.

2.	Fortunate Time International Ltd. (“Fortunate Time”) was incorporated in Hong Kong Special Administrative Region as a limited liability company, and is the wholly owned subsidiary of Skystar Cayman.

3.	Sida Biotechnology (Xian) Co., Ltd. was established in the PRC as a limited liability company, and is the wholly owned subsidiary of Fortunate Time.